Exhibit 99.1

ASML confirms details of the Synthetic Buyback

VELDHOVEN, the Netherlands, 14 November 2012 - ASML Holding NV today confirms that none of its creditors has opposed the capital repayment which forms part of the Customer Co-Investment Program announced on 9 July 2012.

ASML will proceed with the cash capital repayment of EUR 9.18 per ordinary share and the consolidation of outstanding ordinary shares (the reverse stock split) in a ratio of 77 shares for every 100 shares and confirms that the ex-entitlement date will be 26 November 2012, the record date will be 28 November 2012 and the cash capital repayment will be made on 3 December 2012. Holders of New York shares will receive the cash capital repayment in U.S. dollars at an exchange rate that will be determined on 27 November 2012.

Shares issued to the three Stichtingen for participating customers under the Customer Co-investment Program will not participate in this Synthetic Buyback.

About ASML’s Customer Co-Investment Program

Three ASML customers - Intel, TSMC and Samsung - have agreed to contribute EUR 1.38 billion to ASML’s research and development of next-generation lithography technologies over five years, specifically aimed at accelerating EUV lithography and 450mm lithography development. As part of the Customer Co-Investment Program, but separate from the R&D contribution, ASML received EUR 3.85 billion for issuing shares to the three participating customers. This cash will be returned to shareholders (excluding participating customers) via a Synthetic Buyback, which through a reverse stock split will ensure that no dilution occurs (on an earnings per share basis) as a result of the Customer Co-Investment Program. More details can be found at www.asml.com/cip.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 8,200 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

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The securities referred to herein have not been registered under the United States Securities Act of 1933 and may be offered in the United States solely pursuant to an exemption from such registration requirements.

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statement relating to our co-investment program and our planned Synthetic Buyback, including expected record and payment dates in connection with the Synthetic Buyback. These forward looking statements are subject to risks and uncertainties including whether the 450mm and EUV research and development programs will be successful, ASML’s ability to hire additional workers as part of the 450mm and EUV development programs, whether all conditions for the Synthetic Buyback will be fulfilled and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.